SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated February 07, 2007, of 'Holding(s) in Company'

TR-1i: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Scottish Power plc

2. Reason for the notification (please state Yes/No)

An event changing the breakdown of voting rights:

Yes

3. Full name of person(s) subject to the notification obligation (iii):

UBS Investment Bank

4. Full name of shareholder(s) (if different from 3.) (iv):

UBS AG London Branch

5. Date of the transaction and date on which the threshold is crossed or reached (v):

2 February 2007

6. Date on which issuer notified:

6 February 2007

7. Threshold(s) that is/are crossed or reached:

4.88%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares              Situation previous to the          Resulting situation after the
if possible using the ISIN CODE   Triggering transaction (vi)        triggering  transaction (vi)
                                  Number of shares                   Number of voting Rights (viii)

GB00B125RK88                      60,256,226                         60,256,226

Resulting situation after the triggering transaction (vii)

Class/type of shares         Number of shares         Number of voting rights (ix)      % of voting rights
if possible using the ISIN CODE
                             Direct                   Direct (x)   Indirect (xi)        Direct      Indirect

GB00B125RK88                 72,706,103               72,706,103   Nil                  4.88%       0.00%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of         Expiration Date       Exercise/Conversion       Number of voting rights     % of voting rights
financial       (xiii)                Period/ Date (xiv)        that may be acquired if the
instrument                                                      instrument is exercised/
                                                                converted.

Convertible     10th July 2011        -                         3,101,535                   0.21%
Bond

XS0171162075
Convertible     10th July 2011        -                         1,311,819                   0.09%
Bond

XS0171162075
Convertible     10th July 2011        -                         3,280                       0.00%
Bond

XS0171162075
Equity Options  16th March 2007       -                         1,750,000                   0.12%

Total (A+B)
Number of voting rights        % of voting rights

72,706,103                     4.88

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

UBS AG London Branch 72,706,103 4.88%

Proxy Voting:

10. Name of the proxy holder:

..................

11. Number of voting rights proxy holder will cease to hold:

..................

12. Date on which proxy holder will cease to hold voting rights:

..................

13. Additional information:

Still at threshold previously disclosed by UBS AG. Disclosed under the DTR5 rules implemented on 20 January 2007.

14. Contact name:

..................

15. Contact telephone number:

..................

Annex to Notification Of Major Interests In Shares (XVI)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

UBS Investment Bank

Contact address (registered office for legal entities):

UBS AG, Legal & Compliance Europe, 100 Liverpool Street, London EC2M 2RH

Phone number:

0207 568 4981 Angela Huff

Other useful information (at least legal representative for legal persons):

..................

: Identity of the notifier, if applicable (xvii)

Full name:

Rhona Gregg

Contact address:

Scottish Power plc

Phone number:

0141 566 4733

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

..................

C: Additional information :

..................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: February 07, 2007	By:	/s/ Mrs Sheelagh Duffield
Mrs Sheelagh Duffield
Company Secretary